

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

23 April 2010



Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Dear Sirs

Sembcorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed are the announcements submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Sembcorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Kwong Sook May
Company Secretary

Encs

Z:jesstan/SgxnetAnn/SECltr

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	22 April 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	202,446	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,504,907
		After change	1,302,461
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.08%
		After change	0.07%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$839,251.43	

Kwong Sook May
Company Secretary

April 22, 2010



ANNOUNCEMENT OF CESSATION AS INDEPENDENT DIRECTOR WHO IS AN AUDIT COMMITTEE MEMBER *

** Asterisks denote mandatory information*

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	22-Apr-2010 18:09:50
Announcement No.	00124

>> ANNOUNCEMENT DETAILS

The details of the announcement start here ...

Name of person *	Yong Ying-I
Age *	46
Is Effective Date of Cessation known? *	Yes
If yes, please provide the date *	22-04-2010
Detailed Reason(s) for cessation *	Retired pursuant to Article 93 of the Articles of Association of the Company at the Twelfth Annual General Meeting held on 22 April 2010.
Is there any difference of opinion on material matters between the person and the Board of directors? *	No
If yes, please elaborate *	NA
Is there any matter in relation to the cessation that needs to be brought to the attention of the shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Any other relevant information to be provided to shareholders of the listed issuer? *	No
If yes, please elaborate *	NA
Date of Appointment to current position *	26-05-2003
Job Title (e.g. Lead ID, AC Chairman, AC Member etc.) *	Independent Director, Member of Audit Committee and Risk Committee.
Role and responsibilities *	As above.
Does the AC have a minimum of 3 members (taking into account this cessation)? *	Yes

Number of Independent Directors currently resident in Singapore (taking into account this cessation) *	5
Number of cessations of appointments specified in Listing Rule 704(7) over the past 12 months *	0
Shareholding * in the listed issuer and its subsidiaries *	No of Ordinary Shares : 300,000 ordinary shares.
Familial relationship with any director and/or substantial shareholder of the listed issuer or of any of its principal subsidiaries *	None

>> OTHER DIRECTORSHIPS

Past (for the last 5 years) *	Chairman, Singapore Workforce Development Agency
Present *	Director, Civil Service College Chairman, IDA International Pte Ltd Chairman, Infocomm Development Authority of Singapore Chairman, MOH Holdings Pte Ltd Director, National University Health System Pte Ltd Member, Singapore Health Services Pte Ltd Director, Singapore Symphonia Company Ltd Director, Singapore Totalisator Board
Footnotes	
Attachments	Total size = **0** (2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD
(Incorporated in the Republic of Singapore)

Resolutions Passed by Shareholders at Sembcorp Industries' Twelfth Annual General Meeting and Extraordinary General Meeting

Pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries wishes to announce that at the Twelfth Annual General Meeting and Extraordinary General Meeting of the Company ("the Meetings") held on April 22, 2010, the proposed resolutions as set out in the Notices of the Meetings were duly passed, without any modification.

Board of Directors

Pursuant to Article 93 of the Articles of Association of the Company, Ms Yong Ying-I has retired as a Director of the Company with effect from April 22, 2010. Ms Yong will also cease as a Member of the Audit Committee and the Risk Committee. Details of the resignation of Ms Yong can be found in the separate announcement of April 22, 2010.

The Board would like to place on record its appreciation to Ms Yong for her invaluable contribution during her tenure as an Independent Director of the Company.

BY ORDER OF THE BOARD

Kwong Sook May
Company Secretary

April 22, 2010

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *
* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Kwong Sook May
Designation *	Company Secretary
Date & Time of Broadcast	16-Apr-2010 18:05:06
Announcement No.	00143

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	16-04-2010
2.	Name of Director *	Goh Geok Ling

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	16-04-2010
2.	Name of Registered Holder	Goh Geok Ling
3.	Circumstance(s) giving rise to the interest or change in interest	# Others
	# Please specify details	Exercise of share options granted pursuant to Share Option Plan of Sembcorp Industries Ltd. Please refer to footnotes for details.

4. Information relating to shares held in the name of the Registered Holder

No. of Shares held before the change	250,536
As a percentage of issued share capital	0.01 %
No. of Shares which are subject of this notice	105,000
As a percentage of issued share capital	0.01 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0
No. of Shares held after the change	355,536
As a percentage of issued share capital	0.02 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	250,536	131,600
As a percentage of issued share capital	0.01 %	0.01 %
No. of shares held after the change	355,536	131,600
As a percentage of issued share capital	0.02 %	0.01 %

Footnotes

26,250 options @ $2.37 each
26,250 options @ $2.36 each
52,500 options @ $2.52 each

Attachments

Total size = **0**
(2048K size limit recommended)

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SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	16 April 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	249,000	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	1,753,907
		After change	1,504,907
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.10%
		After change	0.08%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$1,032,243.44	

Kwong Sook May
Company Secretary

April 16, 2010

SEMBCORP INDUSTRIES LTD
(Registration No: 199802418D)

Pursuant to Rule 704 (26) of the Listing Manual of the Singapore Exchange Securities Trading Limited, Sembcorp Industries Ltd wishes to announce the following details on the use of treasury shares:-

a)	Date of the sale, transfer, cancellation and/or use:	9 April 2010	
b)	Purpose of such sale, transfer, cancellation and/or use:	Executives' Shares Option Plan	
c)	Number of treasury shares sold, transferred, cancelled and/or used:	301,500	
d)	Number of treasury shares before and after such sale, transfer, cancellation and/or use:	Before change	2,055,407
		After change	1,753,907
e)	Percentage of the number of treasury shares against the total number of shares outstanding in a class that is listed before and after such sale, transfer, cancellation and/or use:	Before change	0.12%
		After change	0.10%
f)	Value of the treasury shares if they are used for a sale or transfer, or cancelled:	S$1,249,885.44	

Kwong Sook May
Company Secretary

April 9, 2010